EXHIBIT 99.2
form of
Firethorn Holdings, LLC
2006 Share Incentive Plan
Nonqualified Option Agreement
Firethorn Holdings, LLC, a Georgia Limited Liability Company (the “Company”), hereby grants to the optionee named below (“Optionee”) an option (this “Option”) to purchase the total number of Class B Shares of the Company shown below (“Shares”) at the exercise price per Share set forth below (the “Exercise Price”), subject to all of the terms and conditions on the reverse side of this Nonqualified Option Agreement and the Firethorn Holdings, LLC 2006 Share Incentive Plan (the “Plan”). This Option shall be a NQSO. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Plan. The terms and conditions set forth on the reverse side hereof and the terms and conditions of the Plan are incorporated herein by reference.

Shares Subject to Option:

Exercise Price Per Share:	$

Vesting Start Date:

Term of Option:	TEN (10) YEARS
Vesting:
Shares subject to issuance under this Option shall be eligible for exercise according to the vesting schedule described in Section 9 on the reverse of this Nonqualified Option Agreement.
IN WITNESS WHEREOF, this Nonqualified Option Agreement has been executed by the Company by a duly authorized officer as of the date specified hereon.

Firethorn Holdings, LLC

By:

Its: Chief Financial Officer

Grant Date:

Type of Option Intended:
Non-Qualified Option (NQSO)
Optionee hereby acknowledges receipt of a copy of the Plan, represents that Optionee has read and understands the terms and provisions of the Plan, and accepts this Option subject to all the terms and conditions of the Plan and this Nonqualified Option Agreement. Optionee acknowledges that there may be adverse tax consequences upon exercise of this Option or disposition of Shares purchased by exercise of this Option, and that Optionee should consult a tax adviser prior to such exercise or disposition.

Optionee

1. Exercise Period of Option. Subject to the terms and conditions of this Nonqualified Option Agreement and the Plan, and unless otherwise modified in writing signed by the Company and Optionee, this Option may be exercised with respect to all of the Shares subject to this Option, but only according to the vesting schedule described in Section 10 below, prior to the date which occurs on the last day of the Term of Option set forth on the face hereof following the Grant Date (hereinafter “Expiration Date”).
2. Restrictions on Exercise. This Option may not be exercised, unless such exercise is in compliance with the Securities Act of 1933 and all applicable state securities laws, as they are in effect on the date of exercise, and the requirements of any stock exchange or national market system on which the Company’s Shares may be listed at the time of exercise. Optionee understands that the Company is under no obligation to register, qualify or list the Shares subject to this Option with the Securities and Exchange Commission (“SEC”), any state securities commission or any stock exchange to effect such compliance.
3. Termination of Option. Except as provided below in this Section, this Option shall be immediately forfeited and may not be exercised after the date which is ninety (90) days after Optionee ceases to perform services for the Company, or any Parent or Subsidiary. Optionee shall be considered to perform services for the Company, or any Parent or Subsidiary, for all purposes under this Section and Section 9 hereof, if Optionee is an officer or full-time employee of the Company, or any Parent or Subsidiary, or if the Board determines that Optionee is rendering substantial services as a part-time employee, consultant, contractor or advisor to the Company, or any Parent or Subsidiary. The Board shall have discretion to determine whether Optionee has ceased to perform services for the Company, or any Parent or Subsidiary, and may determine that a material reduction or decrease in responsibilities is a cessation of the performance of services. The effective date on which services are determined by the Board to have ceased is the “Termination Date”.
     (a) Termination for Cause. If Optionee ceases to perform services for the Company, or any Parent or Subsidiary, for Cause, this Option shall immediately be forfeited, along with any and all rights or subsequent rights attached thereto, as of the Termination Date, but in no event later than the Expiration Date. For this purpose, “Cause” shall be defined as set forth in the written employment agreement between the Optionee and the Company in existence as of the Termination Date, or, if no such written agreement exists or if “Cause” is not defined in such written employment agreement, “Cause” shall be defined as set forth in the Plan, or, if not defined in the Plan, “Cause” shall mean actions or omissions harmful to the Company as determined by the Board in its sole and absolute discretion.
     (b) Death. If Optionee ceases to perform services for the Company, or any Parent or Subsidiary, as a result of the death of Optionee, this Option, to the extent (and only to the extent) that it would have been exercisable by Optionee on the Termination Date, may be exercised by Optionee’s legal representative within one (1) year after the Termination Date, but in no event later than the Expiration Date.
     (c) Disability. If Optionee ceases to perform services for the Company, or any Parent or Subsidiary, as a result of the disability (within the meaning of Code §22(e)(3)) of Optionee (as determined by the Board in its sole discretion), this Option, to the extent (and only to the extent) that it would have been exercisable by Optionee on the Termination Date, may be exercised by Optionee within one (1) year after the Termination Date, but in no event later than the Expiration Date.
     (d) No Right to Employment or Other Relationship. Nothing in the Plan or this Nonqualified Option Agreement shall confer on Optionee any right to continue in the employ of, or other relationship with, the Company, or any Parent or Subsidiary, or limit in any way the right of the Company, or any Parent or Subsidiary, to terminate Optionee’s employment or other relationship at any time, with or without cause.
4. Manner of Exercise.
     (a) Exercise Agreement. This Option shall be exercisable by delivery to the Company of an executed exercise agreement (“Exercise Agreement”) in such form as may be approved or accepted by the Company, in its sole discretion, which shall set forth Optionee’s election to exercise this Option with respect to some or all of the Shares subject to this Option, the number of Shares subject to this Option being purchased, and any restrictions imposed on the Shares subject to this Option (including, without limitation, vesting or performance-based restrictions, rights of the Company to re-purchase Shares acquired pursuant to the exercise of an Option, voting restrictions, investment intent restrictions, restrictions on transfer, “first refusal” rights of the Company to purchase Shares acquired pursuant to the exercise of an Option prior to their sale to any other person, “drag along” rights requiring the sale of Shares to a third party purchaser in certain circumstances, “lock up” type restrictions in the case of an initial public offering of the Company’s Shares, restrictions or limitations that would be applied to Share holders under any applicable restriction agreement among the Share holders, a requirement that an Optionee agree to be bound by the terms and provisions of the Company’s operating agreement, and restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and/or under any blue sky or state securities laws applicable to such Shares). The Company may modify the required Exercise Agreement at any time for any reason consistent with the Plan. If the Optionee receives a hardship distribution from a Code §401(k) plan of the Company, or any Parent or Subsidiary, this Option may not be exercised during the six (6) month period following the hardship withdrawal (unless the Company determines that such exercise would not jeopardize the tax-qualification of such Code §401(k) plan).
     (b) Exercise Price. Such Exercise Agreement shall be accompanied by full payment of the Exercise Price for the Shares being purchased. Payment for the Shares being purchased may be made in U.S. dollars in cash (by check), or by delivery to the Company of a number of Shares having an aggregate fair market value equal to the amount to be tendered, or a combination thereof.
     (c) Withholding Taxes. Prior to the issuance of Shares upon exercise of this Option, Optionee must pay, or make adequate provision for, any applicable federal or state withholding obligations of the Company. Optionee may, to the extent allowed by the Company, provide for payment of withholding taxes upon exercise of the Option by requesting that the Company retain Shares with a Fair Market Value equal to the minimum amount of taxes required to be withheld. In such case, the Company shall issue the net number of Shares to Optionee by deducting the Shares retained from the Shares exercised.
     (d) Issuance of Shares. Provided that such Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall cause the Shares purchased to be issued in the name of Optionee or Optionee’s legal representative. Optionee shall not be considered a Shareholder until such time as Shares have been issued as noted on the books of the Company.
5. Nontransferability of Option. This Option may not be transferred in any manner, other than by will or by the laws of descent and distribution, except to the extent expressly allowed by the Plan, and may be exercised during Optionee’s lifetime only by Optionee. The terms of this Option shall be binding upon the executor, administrators, successors and assigns of Optionee.
6. Tax Consequences. Optionee understands that the grant and exercise of this Option, and the sale of Shares obtained through the exercise of this Option, may have tax implications that could result in adverse tax consequences to Optionee. Optionee represents that Optionee has consulted with, or will consult with, his or her tax advisor; Optionee further acknowledges that Optionee is not relying on the Company for any tax, financial or legal advice; and it is specifically understood by the Optionee that no representations or assurances are made as to any particular tax treatment with respect to the Option.
7. Interpretation. Any dispute regarding the interpretation of this Nonqualified Option Agreement shall be submitted to the Board or the Committee, which shall review such dispute in accordance with the Plan. The resolution of such a dispute by the Board or Committee shall be final and binding on the Company and Optionee.
8. Entire Agreement and Other Matters. The Plan and the Exercise Agreement are incorporated herein by this reference. Optionee acknowledges and agrees that the granting of this Option constitutes a full accord, satisfaction and release of all obligations or commitments made to Optionee by the Company or any of its officers, Board members, Share holders or affiliates with respect to the issuance of any securities, or rights to acquire securities, of the Company or any of its affiliates. This Nonqualified Option Agreement, the Plan and the Exercise Agreement constitute the entire agreement of the parties hereto, and supersede all prior understandings and agreements with respect to the subject matter hereof. This Nonqualified Option Agreement and the underlying Option are void ab initio unless this Certificate has been executed by the Optionee and the Optionee has agreed to all terms and provisions hereof.
9. Vesting and Exercise of Shares. Subject to the terms of the Plan, this Nonqualified Option Agreement and the Exercise Agreement, the Optionee shall be entitled to purchase, pursuant to the exercise of this Option, the percentage of the Shares subject to this Option shown below based upon the Continuous Service of the Optionee from the Vesting Start Date of this Option (as noted hereon) at the time of exercise:

Vesting Schedule:

Percentage Vested:	Continuous Service:

0%	Less than 2 years
50%	At least 2 years, but less than 3 years
75%	At least 3 years, but less than 4 years
100%	At least 4 years
If the above calculation of Shares available for purchase through exercise of this Option would result in a fraction, any fraction will be rounded to zero. For purposes of this Nonqualified Option Agreement, “Continuous Service” means a period of continuous performance of services by Optionee for the Company, a Parent, or a Subsidiary, as determined by the Board in its sole and absolute discretion.